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March 28, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Re:          Representations from Arthur Andersen LLP

Ladies and Gentlemen:

             In a letter dated March 28, 2002, our independent public accountants, Arthur Andersen LLP ("Andersen"), represented to us that their audit of the consolidated financial statements of Safety-Kleen Corp. and subsidiaries as of August 31, 2001, and for the year then ended, was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that their engagement was conducted in compliance with professional standards, and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation.



Very truly yours,



By:  /s/ Larry W. Singleton
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     Larry W. Singleton, Chief Financial Officer